Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

Further to the Notices published on March 31, 2011 and September 1, 2011, Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) wishes to announce to its stockholders that the share fractions of shares arising from the reverse split with its subsequent stock split, that were combined into 2,933,800 (two million, nine hundred thirty-tree thousand, eight hundred) ordinary shares and 5,461,715 (five million, four hundred sixty-one thousand, seven hundred and fifteen) preferred shares, were sold through an auction at BM&FBOVESPA on November 11, 2011, and the value of R$ 25.561709 for each ordinary share and R$ 29.97170874 for each preferred share, already discounted fees and emoluments, shall be payable to stockholders at November 30, 2011, proportional to the share fractions held in the capital of the Company.

Any further necessary clarifications may be obtained through the e-mail relacoes.investidores@itau-unibanco.com.br, from the Investor Relations website www.itau-unibanco.com.br/ri, Investshop website www.investshop.com.br, Itautrade website www.itautrade.com.br or by calling the following phone numbers: Investfone (55 11 5029-7780), Investshop (55 11 4004-3005) and Itautrade (55 11 4004-3131).

São Paulo-SP, November 25, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer